January 22, 2009

VIA EDGAR SUBMISSION AND FACSIMILE

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Provida Pension Fund Administrator, Inc.
Form 20-F for the year ended December 31, 2007
Filed May 28, 2008
File No. 001-13406

Dear Mr. Rosenberg:

By letter dated December 23, 2008, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007 (“Form 20-F”). In response to your comments and on behalf of the Company, I have provided responses to those comments and supplemental information as indicated below. The text set forth in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Administradora de Fondos de Pensiones Provida S.A. Form 20-F for the year ended December 31, 2007

Filing Cover Page

1.
We note that you did not provide the name, telephone, email and/or facsimile number and address of the company contact person on your filing cover page. Please see SEC Release 33-8879 effective March 4, 2008 and revise accordingly.

Mr. Jim B. Rosenberg	January 22, 2009
U.S. Securities and Exchange Commission

Response:

We duly note the Staff’s comment and we have filed an amendment to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007 to include the name, telephone, email and/or facsimiles number and address of the Company’s contact person on the cover page of such amended filing.

Report of Independent Registered Public Accounting Firm, page 77 and F-2

2.
Please provide us with the manually signed reports of Independent Registered Public Accounting Firm dated May 15, 2008 that show the signature of the accounting firm providing the reports for the audit opinion and audit over management’s assertion of the internal control over financial reporting. Please refer to Item 302 of Regulation S-T that requires a typed signature on the report included in the electronically filed report.

Response:

We duly note the Staff’s comment and provide the signed reports of Independent Registered Public Accounting Firm dated May 15, 2008 that show the signature of the accounting firm providing the reports for the audit opinion and audit over management’s assertion of the internal control over financial reporting under separate cover.  Also, the amended filing includes the typed signature on the report of the Independent Registered Public Accounting Firm dated May 15, 2008.

Index to Exhibits, page 97

3.
It does not appear that you have filed a copy of your deed of incorporation. Please revise to file a copy of your deed of incorporation and any amendments thereto. Alternatively, if you have already filed your deed of incorporation with another filing with the Commission, then please list it on your Index to Exhibits and incorporate the document by reference.

Mr. Jim B. Rosenberg	January 22, 2009
U.S. Securities and Exchange Commission

Response:

In response to the Staff’s comment, an English translation of the Company’s Bylaws, which includes its Articles of Incorporation, was filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 18, 1994. The English translation of the most recent amendment to the Company’s Bylaws was filed as Exhibit 1.1 to the Company’s Annual Report of Form 20-F for the year ended December 31, 2007 filed on May 28, 2007 and includes Provida’s deed of incorporation, which we understand that pursuant to Chilean corporate law is consolidated into a single instrument with Provida’s Bylaws.

We have revised the description of the exhibit to specify that the Company’s Bylaws include its Articles of Incorporation and have also included the following language under Item 10.B. of Form 20–F:

“Shareholders’ rights in Chilean companies are governed by company’s by-laws, which effectively serve the purpose of both the articles or certificate of incorporation and the by-laws of a company incorporated in the United States, and by the Chilean Companies Act (Ley de Sociedades Anónimas 18,046).”

4.
It appears that your life and disability insurance contract with BBVA Seguros de Vida S.A. may be a material contract pursuant to 4(b)(ii) of the Instructions as to Exhibits of Form 20-F. Please revise to file a copy of this contract and any amendments thereto as an exhibit. Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not required to file this contract. In addition, please provide all the information required by Item 10.C. of Form 20–F.

Response:

We duly note the Staff’s comment and although the Company believes all the material terms of the contract were disclosed, we have included an English translation of the Company’s life and disability insurance contract with BBVA Seguros de Visa S.A. in the amended filing.

A description of this contract is presently included under Item 4—Business overview—Primary expenses—Payments by Provida to the Insurer.  We have revised the information under Item 10.C in the Company’s amended filing to include a cross reference to this description.

Mr. Jim B. Rosenberg	January 22, 2009
U.S. Securities and Exchange Commission

5.
We note that BBVA Inversiones Chile S.A. is your majority shareholder. We also note that the company has entered into a software purchase contract and a software maintenance service contract with BBVA Inversiones Chile S.A. that do not appear to be immaterial in amount or significance. Please revise to file a copy of these contracts and any amendment thereto as an exhibit pursuant to 4(b)(i) of the Instructions as to Exhibits of Form 20-F. Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not required to file these contracts.

Response:

We duly note the Staff’s comment and, while the Company believes all the material terms of the contract were disclosed, we have included an English translation of each of the Company’s software license agreement and software maintenance agreement entered into between the Company and BBVA Inversiones Chile, S.A. (formerly BBVA Pensiones Chile S.A.).

We have further revised the information included under Item 10.C in the Company’s amended filing to present a summary of these contracts, including dates, parties, general nature of the contracts, terms and conditions, and amount of consideration paid by Provida.

* * * *

In addition, as requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Jim B. Rosenberg	January 22, 2009
U.S. Securities and Exchange Commission

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please feel free to call me at 011-562-351-1483 or Andrés V. Gil of Davis Polk & Wardwell, our U.S. legal counsel, at 212-450-4779

Yours sincerely, /s/ Maria Paz Yañez
Maria Paz Yañez Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.

cc	Mr. Andrés V. Gil, Esquire, Davis Polk & Wardwell.